UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: March 4, 2024	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Anetta Hasan ---------------------------------------------------- (Signature) Anetta Hasan VP Investor Relations

Number	:	Tel.14/UM 000/DCI-M0200000/2024

Jakarta,	March 4, 2024

To

Board of Commissioners of the Financial Services Authority

Attn. Chief Executive of Capital Market, Financial Derivatives, and Carbon Exchange Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Data Center Business Transfer from Telekomunikasi Indonesia International Pte. Ltd. (“TelinSG”) to NeutraDC Singapore Pte. Ltd. (“NDSG”)

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk (“Telkom”)
Business Sector	:	Telecommunication
Telephone	:	(+62) 21 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	Data Center Business Transfer from Telekomunikasi Indonesia International Pte. Ltd. (“TelinSG”) to NeutraDC Singapore Pte. Ltd. (“NDSG”)
2.	Date	29 February 2024
3.	Description

On 29 February 2024, the transaction of TelinSG's data center business transfer to NDSG was completed for USD 219,000,000 (two hundred and nineteen million United States Dollars) in the context of consolidating the Company's data center business in the region (Singapore) under one entity namely PT Telkom Data Ekosistem (“TDE”) as the Company's data center business vehicle. NDSG is 100% owned by TDE.

The rationale behind this transaction is to strengthen data center business owned by TDE to support TDE to become the market leader for the data center business in Indonesia and regional. In addition, this transaction also supports the Company's plan to unlock the Company's data center business in the future which is expected to provide the most optimal value for the Company.

4.	The Impact of the Events	Considering that the above transactions were carried out between the Company's Subsidiaries, there is no direct impact on the Company's financial condition.
5.	Others	-

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Anetta Hasan

Anetta Hasan

VP Investor Relations